FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 12, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on October 12, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On October 12, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that final results were received for the first two high-grade near surface intersections reported in the West Fork area at Galore Creek, where recent drilling encountered bonanza grade copper and silver mineralization with significant gold.

NovaGold Resources Inc. also announced that additional mineralization in the West Fork area has been encountered, below the high grade bonanza mineralization, as a thick relatively flat lying zone that remains open to expansion. Results received to date include 65 meters of 1.4% Copper Equivalent or 2.34g/t Gold Equivalent in Drill Hole GC04-469, and 34.4 meters of 1.85% Copper Equivalent or 3.04g/t Gold Equivalent in Drill Hole GC04-480 ending in ore-grade mineralization.

Item Five - Full Description of Material Change

High-Grade Drill Results at West Fork Target Confirmed and Expanded

As reported in a press release dated September 27, 2004, drilling on the newly identified West Fork target located 700 meters south of the Southwest deposit, has intersected an exceptionally high grade, near surface zone of mineralization containing semi-massive to massive bornite, chalcopyrite, and magnetite mineralization with bonanza grades of copper and silver with significant gold. At that time, NovaGold released preliminary partial assay results for drill hole GC04-479 which cut 11.3 meters grading 16.9% copper and 76.5 g/t silver starting at 27.4 meters. Additional final assays across the entire high-grade mineralized interval for GC04-479 have now returned a total of 26.5 meters of 8.32% Copper Equivalent or 13.70 g/t Gold Equivalent mineralization grading 7.44% Copper, 32.95 g/t Silver and 0.97 g/t Gold.

A second drill hole GC04-480 was drilled from the same location at an angle 75 degrees to the west to further define the geometry of this exceptionally high grade mineralization encountered in GC04-479. GC04-480 intersected 33.6 meters of 16.8% Copper Equivalent or 27.7 g/t Gold Equivalent mineralization grading 14.8% Copper, 2.05 g/t Gold and 88.6 g/t Silver, including 22.0 meters of 20.3% Copper, 1.79 g/t Gold and 127.5 g/t Silver. A third hole GC04-483 drilled approximately 50 meters along strike intersected another 21.0 meter thick zone of mineralization. Assays from GC04-483 are pending as are additional assays on the remainder of drill holes GC04-479 and 480, both of which intersected a broad flat lying zone of disseminated mineralization below the near-surface high-grade zones. To further define the extent of the shallow high-grade zone a detailed ground magnetics survey is in progress over the area. A reference to an associated map was included in the news release.

Lower West Fork Disseminated Target Also Expanding

In addition to the shallow high-grade zone, a second broad, relatively flat lying zone of more typical disseminated bornite and chalcopyrite mineralization has been intercepted below the high grade zone at West Fork. The mineralization which is up to 65 meters thick remains open to expansion to the north and west in the direction of the Southwest Deposit. Drill hole GC04-469, the first intercept in the zone has returned 65.0 meters of 1.4% Copper Equivalent or 2.34 g/t Gold Equivalent mineralization. A second intercept from this lower zone in drill hole GC04-480 intercepted 34.4 meters of 1.85% Copper Equivalent or 3.04 g/t Gold Equivalent mineralization ending in ore-grade mineralization. Additional significant mineralized intercepts have been encountered in drill holes GC04-476, 479 and 491. Assays from those holes are pending. The lower West Fork target has been defined over an area of at least 500 meters by 400 meters and remains open to the north and west towards the Southwest Deposit. Drill holes GC04-464, 470 and 472 appear to define the southern and eastern limit to the lower West Fork zone. Two earlier holes (GC04-466 and 467) collared in the area were too shallow to intersect the flat lying zone. Additional holes are currently in progress to determine both the strike extent and true thickness of the new high grade mineralization and the lower West Fork Zones.

Results Support Extension of Continued Higher-Grade Mine Throughput Beyond Preliminary Economic Assessment Base Case

These continued high-grade West Fork results along with the previously released results from Junction, Copper Canyon and the Gap Zone, demonstrate the significant potential to substantially expand the higher-grade resources on the project. Based on the criteria in the Preliminary Economic Assessment Study each year of throughput averaging 1 g/t gold and 1% copper (1.7% Copper Equivalent or 2.8 g/t Gold Equivalent) adds US$175 million in annual operating cash flow using long term metal prices of $375 gold, $5.50 Silver and $0.90 copper increasing to over US$280 million in annual cash flow at current prices. The Galore Creek project resource used in the Preliminary Economic Assessment did not include any mineralization from the West Fork, Junction, or Copper Canyon areas. The company is very encouraged with drill results to date and their potential to positively impact the rate of return for the Galore Creek project. A table entitled "2004 Galore Creek Project – West Fork Significant Drill Intercepts" was included in the release.

Drill Progress at Copper Canyon, West Fork, Junction and Grace Targets

Currently, five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date, approximately 20,000 meters of drilling in 59 holes have been completed this season. Drilling is anticipated to continue through late November. Additional assay results from drilling on the Southwest, West Fork, Copper Canyon, Grace and Junction targets are expected over the coming months.

This drill program and sampling protocol is under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 18th day of October, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Update on West Fork High-Grade Mineralization at Galore Creek

12 October 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

•
Final results received for the first two, high-grade near surface intersections reported in the West Fork area at Galore Creek, where recent drilling encountered bonanza grade copper and silver mineralization with significant gold. Newly received assays in the high-grade zone include the following:

o
Drill Hole GC04-480 intersected 33.6 meters of 16.8% Copper Equivalent(1) (27.7 g/t Gold Equivalent) mineralization grading 14.8% Copper, 88.6 g/t Silver, and 2.05 g/t Gold including 22.0 meters of 22.5% Copper Equivalent (37.0 g/t Gold equivalent) grading 20.3% Copper, 127.5 g/t Silver and 1.79 g/t Gold.

o
Drill Hole GC04-479 intersected 26.5 meters of 8.3% Copper Equivalent (13.7 g/t Gold Equivalent) mineralization grading 7.4% Copper, 33.0 g/t Silver and 0.97 g/t Gold, including the previously released 11.3 meters of 18.6% Copper Equivalent (30.6 g/t Gold Equivalent) grading 16.9% Copper, 76.5 g/t Silver and 1.78 g/t Gold.

•
Additional mineralization in the West Fork area has been encountered, below the high grade bonanza mineralization, as a thick relatively flat lying zone that remains open to expansion. Results received to date include 65 meters of 1.4% Copper Equivalent or 2.34 g/t Gold Equivalent in Drill Hole GC04-469, and 34.4 meters of 1.85% Copper Equivalent or 3.04 g/t Gold Equivalent in Drill Hole GC04-480 ending in ore-grade mineralization.

High-Grade Drill Results at West Fork Target Confirmed and Expanded

As reported in a press release dated September 27, 2004, drilling on the newly identified West Fork target located 700 meters south of the Southwest deposit, has intersected an exceptionally high grade, near surface zone of mineralization containing semi-massive to massive bornite, chalcopyrite, and magnetite mineralization with bonanza grades of copper and silver with significant gold. At that time, NovaGold released preliminary partial assay results for drill hole GC04-479 which cut 11.3 meters grading 16.9% copper and 76.5 g/t silver starting at 27.4 meters. Additional final assays across the entire high-grade mineralized interval for GC04-479 have now returned a total of 26.5 meters of 8.32% Copper Equivalent or 13.70 g/t Gold Equivalent mineralization grading 7.44% Copper, 32.95 g/t Silver and 0.97 g/t Gold.

A second drill hole GC04-480 was drilled from the same location at an angle 75 degrees to the west to further define the geometry of this exceptionally high grade mineralization encountered in GC04-479. GC04-480 intersected 33.6 meters of 16.8% Copper Equivalent or 27.7 g/t Gold Equivalent mineralization grading 14.8% Copper, 2.05 g/t Gold and 88.6 g/t Silver, including 22.0 meters of 20.3% Copper, 1.79 g/t Gold and 127.5 g/t Silver. A third hole GC04-483 drilled approximately 50 meters along strike intersected another 21.0 meter thick zone of mineralization. Assays from GC04-483 are pending as are additional assays on the remainder of drill holes GC04-479 and 480, both of which intersected a broad flat lying zone of disseminated mineralization below the near-surface high-grade zones. To further define the extent of the shallow high-grade zone a detailed ground magnetics survey is in progress over the area. (See associated map for this news release.)

Lower West Fork Disseminated Target Also Expanding

In addition to the shallow high-grade zone, a second broad, relatively flat lying zone of more typical disseminated bornite and chalcopyrite mineralization has been intercepted below the high grade zone at West Fork. The mineralization which is up to 65 meters thick remains open to expansion to the north and west in the direction of the Southwest Deposit. Drill hole GC04-469, the first intercept in the zone has returned 65.0 meters of 1.4% Copper Equivalent or 2.34 g/t Gold Equivalent mineralization. A second intercept from this lower zone in drill hole GC04-480 intercepted 34.4 meters of 1.85% Copper Equivalent or 3.04 g/t Gold Equivalent mineralization ending in ore-grade mineralization. Additional significant mineralized intercepts have been encountered in drill holes GC04-476, 479 and 491. Assays from those holes are pending. The lower West Fork target has been defined over an area of at least 500 meters by 400 meters and remains open to the north and west towards the Southwest Deposit. Drill holes GC04-464, 470 and 472 appear to define the southern and eastern limit to the lower West Fork zone. Two earlier holes (GC04-466 and 467) collared in the area were too shallow to intersect the flat lying zone. Additional holes are currently in progress to determine both the strike extent and true thickness of the new high grade mineralization and the lower West Fork Zones.

Results Support Extension of Continued Higher-Grade Mine Throughput Beyond Preliminary Economic Assessment Base Case

These continued high-grade West Fork results along with the previously released results from Junction, Copper Canyon and the Gap Zone, demonstrate the significant potential to substantially expand the higher-grade resources on the project. Based on the criteria in the Preliminary Economic Assessment Study each year of throughput averaging 1 g/t gold and 1% copper (1.7% Copper Equivalent or 2.8 g/t Gold Equivalent) adds US$175 million in annual operating cash flow using long term metal prices of $375 gold, $5.50 Silver and $0.90 copper increasing to over US$280 million in annual cash flow at current prices. The Galore Creek project resource used in the Preliminary Economic Assessment did not include any mineralization from the West Fork, Junction, or Copper Canyon areas. The company is very encouraged with drill results to date and their potential to positively impact the rate of return for the Galore Creek project.

Table 1. 2004 Galore Creek Project – West Fork Significant Drill Intercepts

Drill Hole Number	From M	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
West Fork
High Grade
GC04-480	26.4	60.0	33.6	110.3	2.05	86.6	14.82	27.70	16.83
Including	36.0	58.0	22.00	72.2	1.79	127.5	20.27	37.02	22.50
GC04-479	27.4	54.0	26.5	87.0	0.97	32.9	7.44	13.70	8.32
including	27.4	38.7	11.3	37.0	1.78	76.5	16.86	30.64	18.62
Lower Zone
GC04-480	237.7	272.1	34.4	112.8	0.42	9.9	1.51	3.04	1.85
GC04-472	177.1	204.0	26.9	88.4	0.37	6.7	0.98	2.09	1.27
GC04-470	133.0	179.0	46.0	153.6	0.29	2.4	0.35	0.89	0.54
GC04-469	124.0	147.0	23.0	75.5	0.17	2.2	0.41	0.87	0.53
	167.0	232.0	65.0	213.3	0.66	6.7	0.96	2.34	1.42
Total			88.0	288.7	0.53	5.5	0.82	1.96	1.19
GC04-464	195.0	220.0	25.0	82.0	0.33	2.24	0.36	0.95	0.58

Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Drill Progress at Copper Canyon, West Fork, Junction and Grace Targets

Currently five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date approximately 20,000 meters of drilling in 59 holes have been completed this season. Drilling is anticipated to continue through late November. Additional assay results from drilling on the Southwest, West Fork, Copper Canyon, Grace and Junction targets are expected over the coming months.

This drill program and sampling protocol is under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company’s Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NovaGold Resources Inc.
Galore Creek Project
SW and West Fork Zones
2004 Drill Status
Grade x Thickness Map
CuEq and AuEq Composites
October 12, 2004
Cu and Au Equivalent composites
% x metres or g/t x metres
CuEq (%)xm
AuEq (g/t)xm
200+
330+
100 to 200
165 to 330
50 to 100
82 to 165
10 to 50
16 to 82
0 to 10
0 to 16
Drilling Status
completed
in progress
drill holes
all results
partial results
no results
Note: Holes ending _I indicate did not reach target. _A indicates hole abandoned in overburden.
Note: 2004 holes with complete results are coloured as per CuEq composites legend.
Note: Holes less than 150 metres in depth with composites are shown as as colour coded circles at 3/4 size.
Compositing: minimum reported interval 20 metres with not more than 2 consecutive intervals of internal waste and a minimum CuEq grade of 0.35%.
Gold and Copper equivalent calculations use long termm metal prices of US$0.90 copper, US$375/oz gold and US$5.50/oz silver and calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.
1% copper equivalent (CuEq) = 1.65 g/t gold equivalent (AuEq)
N
250 metres
6335000N
6334000N
351000E
352000E
0457
0447
0454
0452
0446
0448
0451
0495
0453
0456
0461
0462
0458
0459
0460
0482
0474
0467
0466
0464
0477
0486
0476
0491
0489
0479
0480
0483
0472
0469
0470
0494
0490